UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File No. 000-55859

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant’s name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On August 8, 2018, Electrameccanica Vehicles Corp., a British Columbia corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with The Benchmark Company, LLC, as representative of the several underwriters listed therein (the “Underwriters”), with respect to the issuance and sale in an underwritten public offering (the “Offering”) by the Company of an aggregate of 2,353,000 shares of the Company’s common stock, with no par value (the “Common Shares”) and warrants to purchase up to an aggregate of 4,706,000 Common Shares (the “Warrants”), at a combined public offering price of $4.25 per unit. Each unit comprised of one Common Share and two Warrants. Each Warrant is exercisable for five years from the date of issuance and has an exercise price equal to $4.25. The Common Shares and the Warrants have been approved to list on the Nasdaq Capital Market under the symbols SOLO and SOLOW, respectively, and began trading on August 9, 2018.

Pursuant to the Underwriting Agreement, the Company granted the Underwriters a 45-day option to purchase up to an additional 352,950 Common Shares and/or Warrants to purchase up to an additional 705,900 Common Shares, representing 15% of the Common Shares sold in the Offering and 15% of the Warrants sold in the Offering. The Benchmark Company, LLC, and ThinkEquity, a division of Fordham Financial Management, Inc. are acting as joint book-running managers for the Offering and Cuttone & Co., LLC is acting as co-manager for the Offering.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company, each director and executive officer of the Company, and certain shareholders have agreed not to sell, transfer or otherwise dispose of securities of the Company, without the prior written consent of The Benchmark Company, LLC, during the period ending 180 days after the date of the Underwriting Agreement.

The Offering is expected to close on August 13, 2018, subject to the satisfaction of customary closing conditions.

The Company expects to receive approximately $8.8 million in net proceeds from the Offering after deducting the underwriting discount and other estimated offering expenses payable by the Company (or, if the over-allotment option is exercised in full, approximately $10.2 million). The Company expects to use the net proceeds of the Offering for plant and equipment, production molds, furniture and fixtures, inventory, sales and marketing and for general working capital.

The Warrants will be issued pursuant to a warrant agent agreement to be entered into by and between the Company and VStock Transfer, LLC, as warrant agent (the “Warrant Agent Agreement”).

The Securities and Exchange Commission declared effective a registration statement on Form F-1 (File No. 333-222814) relating to the Common Shares and Warrants on August 3, 2018.

The Underwriting Agreement is included as an exhibit to this Current Report on Form 8-K to provide investors and security holders with information regarding its terms. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific date, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Underwriting Agreement and the Warrant Agent Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement and form of Warrant Agent Agreement, which are filed as Exhibit 1.1 and 4.1 hereto, respectively, and are incorporated herein by reference.

Item 8.01 Other Events.

On August 8, 2018, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

Item 9.01 Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

1.1	Underwriting Agreement dated August 8, 2018 by and among Electrameccanica Vehicles Corp. and The Benchmark Company, LLC as representative of the several underwriters named therein.
4.1	Form of Warrant Agent Agreement by and between Electrameccanica Vehicles Corp. and VStock Transfer, LLC.
99.1	Press Release dated August 8, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: August 9, 2018	By:	/s/ Jerry Kroll
	Name:	Jerry Kroll
	Title:	Chief Executive Officer